UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 02, 2025

(Date of Report -Date of earliest event reported)

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Property Acquisitions

On September 02, 2025, Roots Real Estate Investment Community I, LLC (the “Company”) completed the acquisition of the following eight (8) curated properties from JTE Properties, LLC and thirty-six (36) curated properties from Caerus Realty LLC, for an aggregate total of forty-four (44) curated properties:

Property Addresses:

109 Carlow Way, Yukon, OK 73099

14500 Chambery Court, Yukon, OK 73099

14512 Chambery Court, Yukon, OK 73099

9224 NW 144th Place, Yukon, OK 73099

9617 Lake Gohar Drive, Yukon, OK 73099

13000 Maplewood Avenue, Oklahoma City, OK 73120

13200 Maplewood Avenue, Oklahoma City, OK 73120

15108 Jasper Court, Edmond, OK 73013

15204 Bedford Road, Edmond, OK 73013

15205 Jasper Lane, Edmond, OK 73013

15208 Bedford Road, Edmond, OK 73013

2100 El Cajon Street, Edmond, OK 73034

2132 El Cajon Street, Edmond, OK 73034

2500 NW 129th Street, Oklahoma City, OK 73120

2512 NW 129th Street, Oklahoma City, OK 73120

2523 NW 132nd Place, Oklahoma City, OK 73120

2525 NW 132nd Place, Oklahoma City, OK 73120

2526 NW 129th Street, Oklahoma City, OK 73120

2527 NW 132nd Place, Oklahoma City, OK 73120

2528 NW 129th Street, Oklahoma City, OK 73120

2529 NW 132nd Place, Oklahoma City, OK 73120

2531 NW 132nd Place, Oklahoma City, OK 73120

2534 NW 129th Street, Oklahoma City, OK 73120

2536 NW 129th Street, Oklahoma City, OK 73120

2537 NW 132nd Place, Oklahoma City, OK 73120

2538 NW 129th Street, Oklahoma City, OK 73120

2539 NW 132nd Place, Oklahoma City, OK 73120

2540 NW 129th Street, Oklahoma City, OK 73120

2540 NW 132nd Place, Oklahoma City, OK 73120

2541 NW 132nd Place, Oklahoma City, OK 73120

2543 NW 132nd Place, Oklahoma City, OK 73120

2545 NW 132nd Place, Oklahoma City, OK 73120

2547 NW 132nd Place, Oklahoma City, OK 73120

341 E 7th Street Arcadia, OK 73007

500 NW 176th Terrace, Edmond, OK 73012

504 NW 175th Street, Edmond, OK 73012

509 NW 176th Street, Edmond, OK 73003

516 NW 176th Terrace, Edmond, OK 73012

517 NW 175th Street, Edmond, OK 73012

528 E 7th Street, Arcadia, OK 73007

533 NW 176th Terrace, Edmond, OK 73012

537 NW 176th Street, Edmond, OK 73012

8004 NW 151st Circle, Edmond, OK 73013

8100 NW 151st Circle, Edmond, OK 73013

Description:	Forty-four (44) single-family homes, each offering 2 to 4 bedrooms and 2 to 4 bathrooms, with an average size of approximately 1,800 square feet.
Purchase Price by Roots:	$14,367,055 allocated purchase price
Current Market Value:	$16,206,000

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 09/08/2025

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 5, 2025 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 5, 2025, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.